Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

February 1, 2013

VIA E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Amit Pande

 Todd Schiffman

 Erin Purnell

 Christian Windsor

 Paul Cline

 John Nolan

Re:    Xoom Corporation

  Registration Statement on Form S-1

  Submitted January 11, 2013

  CIK No. 0001315657

Ladies and Gentlemen:

This letter is submitted on behalf of Xoom Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), as set forth in your letter dated January 23, 2013, addressed to John Kunze, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting a revised draft of the Registration Statement (the “Revised Registration Statement”), including changes that respond to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Revised Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Registration Statement.

Principal and Selling Stockholders, page 109

1.	Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

RESPONSE: In response to the Staff’s comment, the Company has revised page 109 of the Revised Registration Statement to disclose that certain selling stockholders are affiliates of broker-dealers, though each of the selling stockholders have informed the Company that they are not themselves registered broker-dealers. The Company supplementally advises the Staff that no securities were acquired by the selling stockholders as compensation for the professional services of a broker-dealer and that all such securities were acquired for cash as investments.

2.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

RESPONSE: The Company supplementally advises the Staff that no selling stockholders are registered broker-dealers.

3.	If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

RESPONSE: In response to the Staff’s comment, the Company has revised page 109 of the Revised Registration Statement to clarify that each selling stockholder who is an affiliate of a broker-dealer (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4.	With respect to each selling stockholder that is not a natural person, identify the natural person or persons having voting and investment control over the securities they hold. Please revise accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and, for each selling stockholder that is not a natural person, has identified in the Revised Registration

Statement the natural person or persons having voting and investment control over the securities held by such selling stockholder.

Exhibit List

5.	While we do not have any outstanding comments on your application for confidential treatment of Exhibit 10.10, please be aware that we will not grant the confidential treatment order until the registration statement is declared effective. Therefore, in any pre-effective amendments to this registration statement, please revise your statement that confidential treatment has already been granted to indicate that you have requested confidential treatment for this exhibit.

RESPONSE: In response to the Staff’s comment, the Company has revised the exhibit index to clarify that it has requested, rather than been granted, confidential treatment with respect to Exhibit 10.10.

6.	Please file counsel’s legal opinion in your next pre-effective amendment to the registration statement.

RESPONSE: In response to the Staff’s comment, the Company is filing the legal opinion of Goodwin Procter LLP, its outside counsel, as Exhibit 5.1 to the Revised Registration Statement.

Supplemental Response to Part of Comment 31 in the Staff’s Letter Dated July 25, 2012

Please be advised that we may not be able to fully consider your response and your accounting for stock based compensation until your IPO is priced.

RESPONSE: In response to the Staff’s comment, the Company supplementally advises the Staff that the price range on the prospectus cover of the Revised Registration Statement is $13-15 per share. The Company further notes that all grants of stock options made by the Company since the quarter ended June 30, 2012 have been made at exercise prices of $14.12 per share, slightly above the midpoint of the proposed price range. As a result, the Company does not believe that any additional stock-based compensation charges are warranted.

If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (650) 752-3139.

Respectfully submitted,

/s/ Richard A. Kline

Richard A. Kline

Enclosures

cc:    John Kunze, President and Chief Executive Officer, Xoom Corporation

         Christopher G. Ferro, General Counsel, Xoom Corporation

         Anthony McCusker, Partner, Goodwin Procter LLP

         Douglas D. Smith, Partner, Gibson, Dunn & Crutcher LLP

         Stewart L. McDowell, Partner, Gibson, Dunn & Crutcher LLP

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